Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

THE WHITEWAVE FOODS COMPANY,

DANONE S.A.,

and

JULY MERGER SUB INC.

Dated as of July 6, 2016

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 6, 2016, is by and among THE WHITEWAVE FOODS COMPANY, a Delaware corporation (the “Company”), DANONE S.A., a société anonyme organized under the laws of France (“Parent”) and JULY MERGER SUB INC., a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

WITNESSETH:

WHEREAS, upon the terms and subject to the conditions contained herein, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation;

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (a) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein and (d) resolved to recommend the adoption of this Agreement by the stockholders of the Company (the “Company Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has unanimously approved the Merger and authorized the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, and determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its sole stockholder; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Specified Definitions. As used in this Agreement:

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable (other than in any immaterial and non-substantive respect) to the Company than those that are contained in the Confidentiality Agreement (including standstill restrictions, except that such agreement need not contain any restriction that would prohibit the counterparty from making a Company Takeover Proposal to the Company Board of Directors or acquiring the Company pursuant to such Company Takeover Proposal as contemplated by this Agreement).

“Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and the EU Merger Regulation.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or Paris, France or Governmental Entities in the State of Delaware are authorized or required by Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability; provided, that in no event shall a Company Benefit Plan include any Multiemployer Plan or any arrangement operated by a Governmental Entity to which the Company or any Subsidiary is required to contribute under applicable Law.

“Company Intellectual Property” means all Intellectual Property that (a) in whole or in part, is owned or purported to be owned by the Company or any of its Subsidiaries or (b) is licensed to the Company or any of its Subsidiaries by any third party.

“Company Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (a) was not known to or reasonably expected by the Company Board of Directors as of or prior to the date of this Agreement and (b) does not relate to any Company Takeover Proposal; provided, that any change in the price or trading volume of the Company Common Stock shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

“Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing (a) that is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that for purposes of clause (a), Company Material Adverse Effect shall not be deemed to include the impact of (i) changes after the date hereof in GAAP, (ii) changes after the date hereof in Laws affecting companies in the industries in which the Company and its Subsidiaries operate, (iii) changes after the date hereof in global, national or regional political conditions (including the outbreak of war or acts of terrorism), in the global securities, credit or other financial markets, or in general economic, business or market conditions affecting companies in the industries in which the Company and its Subsidiaries operate, (iv) any hurricane, flood, tornado, earthquake or other natural disaster; (v) actions or omissions required of the Company or any of the Company’s Subsidiaries by this Agreement, (vi) the announcement of this Agreement or the Merger, including the announcement of the identity of Parent, or any communication by Parent or any of its Affiliates regarding plans or proposals, with respect to the Company and its Subsidiaries; (vii) any breach of this Agreement by Parent or Merger Sub or (viii) a change in the trading price of the Company’s common stock or the failure, in and of itself, to meet internal or external projections or analysts’ expectations for any future period (provided, that the underlying causes of such change or failure may be taken into account in determining the existence of a Company Material Adverse Effect); except, with respect to clauses (i) through (iv), to the extent that the effects of such change are disproportionately adverse to the business, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate, or (b) that prevents, materially delays or materially impairs the ability of the Company to consummate the Merger or the other transactions contemplated by this Agreement.

“Company Option” means any option to purchase shares of Company Common Stock granted by the Company under a Company Stock Plan or otherwise.

“Company Performance Share Unit Award” means any performance share unit award relating to shares of Company Common Stock granted by the Company under a Company Stock Plan or otherwise.

“Company Registrations” means all Patent Rights, Trademarks (other than unregistered trademarks, service marks and trade dress), registrations and applications for Copyrights that are registered or filed in the name of the Company or any of its Subsidiaries, alone or jointly with others.

“Company Restricted Share” means any restricted share of Company Common Stock granted by the Company under a Company stock plan or otherwise.

“Company RSU Award” means any restricted share unit award relating to shares of Company Common Stock granted by the Company under a Company Stock Plan or otherwise that is subject solely to time-based vesting.

“Company SAR” means any stock appreciation right that corresponds to shares of Company Common Stock granted by the Company under a Company Stock Plan or otherwise.

“Company Stock Awards” means the Company Options, Company Performance Share Unit Awards, Company RSU Awards, Company Restricted Shares and Company SARs, taken together.

“Company Stock Plans” means the Amended and Restated 2012 Stock Incentive Plan of The WhiteWave Foods Company, and any applicable award agreements governing awards granted thereunder, collectively.

“Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (a) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole, (b) that is not subject to any due diligence closing condition or financing closing condition, and to the extent consideration includes cash, includes financing commitments from reputable sources that the Company Board of Directors reasonably determines in good faith are reasonably expected to be available and that are sufficient, together with cash on hand and availability under existing credit facilities, to fund such cash consideration, and (c) that the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, taking into account the timing and likelihood of consummation relative to the transactions contemplated by this Agreement, and after giving effect to any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal and all other financial, legal, regulatory, tax and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, as the Company Board of Directors deems relevant, is more favorable to the stockholders of the Company than the Merger.

“Company Takeover Proposal” means any proposal or offer from any person (other than Parent and its Subsidiaries) with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (a) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (b) any acquisition of 30% or more of the outstanding Company Common Stock or securities of the Company representing 30% or more of the voting power of the Company, (c) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing 30% or more of the consolidated assets, revenues or net income of the Company, (d) any tender offer or exchange offer that if consummated would result in any person beneficially owning 30% or more of the outstanding Company Common Stock or securities of the Company representing 30% or more of the voting power of the Company or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 30% or more.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether written or oral, that is legally binding.

“Debt Financing Source” means any Financing Source in respect of all or any part of the Debt Financing in connection with the Merger or other transactions contemplated by this Agreement.

“Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Financing Sources” means any entity (other than Parent or any of its Affiliates) that has committed to provide or arrange or act as an administrative or facility agent in respect of all or any part of the Financing in connection with the Merger or other transactions contemplated by this Agreement, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents, Representatives, members, managers, general or limited partners or their respective Affiliates, successors and assigns.

“Food Products” means all food products of all types (whether branded or private label, finished food, work in process, or food ingredients) manufactured, processed or packaged by, or for, the Company or its Subsidiaries.

“Governmental Entity” means any U.S. federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

“Growers’ Lien Laws” means, collectively, state and federal Laws applicable to the Company’s or its Subsidiaries’ purchase of agricultural products on credit from any selling party that creates a Lien or imposes a trust upon the agricultural products sold and/or the proceeds of such agricultural products for the benefit of such selling party or a creditor thereof to secure payment for such agricultural products, including the Perishable Agricultural Commodities Act of 1930, the U.S. Food Security Act of 1985, and the California Producer’s Lien Statute.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any similar Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (d) all lease obligations of such person that are required to be capitalized in accordance with GAAP as in effect on the date hereof on the books and records of such person, (e) all Indebtedness of others (excluding the Company or any of its wholly owned Subsidiaries) secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (f) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (g) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon and not repaid or reimbursed, and (h) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than the Company or any of its wholly owned Subsidiaries.

“Intellectual Property” means the following, subsisting anywhere in the world: (a) patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations) (“Patent Rights”); (b) registered trademarks and service marks, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress (“Trademarks”) and all goodwill therein; (c) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors, and all works of authorship (“Copyrights”); (d) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, formulas, know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice; and (e) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

“knowledge” means, with respect to the Company and its Subsidiaries, the knowledge, after reasonable inquiry, of the individuals listed on Section 1.1 of the Company Disclosure Schedule.

“Laws” means all federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Liens” means all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

“made available” means that such information, document or material was (a) publicly filed on the SEC EDGAR database as part of a Company SEC Document (or expressly incorporated by reference into a Company SEC Document) after December 31, 2015 and prior to the date hereof or (b) made available for review by Parent or its Representatives in the electronic data site established on behalf of the Company and to which Parent and certain of its Representatives have been given access in connection with the transactions contemplated by this Agreement or in a location otherwise specified to Parent in writing by the Company or the Company’s Representatives on or prior to 5:00 P.M. New York time on July 4, 2016.

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of Treasury, Office of Foreign Assets Control.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

“Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which prevents, materially delays or materially impairs the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or delinquent or which are being contested in good faith by appropriate proceedings and, with respect to material amounts contested as of the date of the most recent consolidated financial statements of the Company included or incorporated by reference in the Company SEC Documents, for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent for greater than thirty days or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, which do not materially affect the use of the properties or the assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries, (f) purchase money Liens securing payments under capital lease arrangements and (g) Liens securing obligations under the Credit Agreement.

“person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person

“Prohibited Person” means (a) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V) or the Consolidated Sanctions List, each as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by an such individual or entity; or (e) any individual or entity that has been designated on any similar list or Order published by a Governmental Entity in the United States.

“Proxy Statement” means the proxy statement of the Company related to the solicitation of votes in favor of the Company Stockholder Approval at the Company Special Meeting.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment

(including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“SEC” means the U.S. Securities and Exchange Commission.

“SRO” means any self-regulatory organization of any nature, including any United States or foreign securities exchange, futures, exchange, commodities exchange or contract market and any advertising or industry self-regulatory organization.

“Subsidiaries” means, with respect to any Party, any corporation, partnership, joint venture or other legal entity of which such Party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other equity interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax” means any federal, state, local or foreign tax, custom, impost, levy, duty, fee or other assessment or charge of any nature whatsoever imposed by any Governmental Entity (including any income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, license, recording, occupation, environmental, escheat, abandoned or unclaimed property, real or personal property and estimated tax, alternative or add-on minimum tax, customs duty, or other tax), together with any interest, penalties, additions to tax or additional amounts imposed with respect thereto.

“Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

“Top Customer” means the largest 10 customers of the Company and its Subsidiaries, taken as a whole, based on revenues during the 12 months ended December 31, 2015.

“Top Supplier” means the largest 10 suppliers of products or services to the Company and its Subsidiaries, taken as a whole, based on expenditures during the 12 months ended December 31, 2015.

“Willful Breach” means a breach that is the result of a willful or intentional act or failure to act by a person that would reasonably be expected to result in a material breach of this Agreement.

Section 1.2 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Section

Actions	9.5(a)
Adverse Recommendation Change	6.3(e)
Agreement	Preamble
Anti-Corruption Laws	4.7(c)
Base Indenture	6.13(c)
Book-Entry Shares	3.1(a)(i)
Cancelled Shares	3.1(a)(ii)
Certificate	3.1(a)(i)
Certificate of Merger	2.3
Chosen Courts	9.5(a)
Clearance Date	6.6(a)
Closing	2.2
Closing Date	2.2
Collective Bargaining Agreement	4.18(a)(iii)
Company	Preamble
Company Acquisition Agreement	6.3(e)
Company Approvals	4.3(c)
Company Board of Directors	Recitals
Company By-laws	4.1(b)
Company Certificate	4.1(b)
Company Common Stock	Recitals
Company Disclosure Schedule	IV
Company Employees	6.4(a)
Company Financial Statements	4.4(b)
Company Indemnified Parties	6.9(a)
Company Intervening Event Recommendation Change	6.3(g)
Company Leased Real Property	4.16
Company Material Contracts	4.18(a)(xi)
Company Organizational Documents	4.1(b)
Company Owned Real Property	4.16
Company Permits	4.7(b)
Company Real Property Leases	4.16
Company Recommendation	Recitals
Company SEC Documents	4.4(a)
Company Shares	Recitals
Company Special Meeting	6.6(b)
Company Stockholder Approval	4.3(b)
Company Subsidiary Organizational Documents	4.1(b)
Company Takeover Transaction	8.3(a)
Confidentiality Agreement	6.2(c)
Credit Agreement	6.13(h)
Credit Agreement Termination	6.13(h)
Debt Offer	6.13(a)
Debt Offer Documents	6.13(c)
Delaware Secretary	2.3

DGCL	Recitals
DGCL 262	3.1(b)
Dissenting Shares	3.1(b)
Effective Time	2.3
EU Merger Regulation	4.3(c)
Exchange Act	4.3(c)
Food Laws	4.8(b)
GAAP	4.4(b)
HSR Act	4.3(c)
IRS	4.11(a)
Letter of Transmittal	3.2(c)
Long Stop Date	8.1(b)
Merger	2.1
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	4.11(e)
Notes	6.13(a)
Notes Indenture	6.13(c)
Parent	Preamble
Parent Approvals	5.2(b)
Parent Board of Directors	Recitals
Parent Expenses	8.3(d)
Parties	Preamble
Party	Preamble
Payment Agent	3.2(a)
Payment Agent Agreement	3.2(a)
Payment Fund	3.2(b)
Payoff Amount	63
Payoff Letter	63
Post-Closing Plans	6.4(b)
Premium Cap	6.9(c)
Qualified Plan	4.11(c)
Representatives	6.3(a)
Sarbanes-Oxley Act	4.4(a)
Securities Act	4.3(c)
Supplemental Indenture	6.13(c)
Surviving Corporation	2.1
Termination Fee	8.3(d)

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a wholly owned direct or indirect subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, the fifth Business Day (or other date agreed by the Parties) after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied by action taken at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), unless another time, date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company, Merger Sub or Parent under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 2.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 2.5 Organizational Documents of the Surviving Corporation. At the Effective Time, the Company Certificate and the Company By-laws shall be amended to the same form as the certificate of incorporation and by-laws of Merger Sub, respectively, except that (i) the name of the Surviving Corporation shall be The WhiteWave Foods Company and (ii) the Company Certificate and Company By-Laws will be amended if and to the extent necessary to effect compliance with Section 6.9 of this Agreement, and as so amended shall be the certificate of incorporation and by-laws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.6 Officers and Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Conversion of Company Common Stock. Subject to Section 3.1(b) and less any applicable withholding Tax, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be automatically converted into the right to receive $56.25 in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”)) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 3.2.

(ii) Cancellation of Company Common Stock; Certain Subsidiary Owned Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or any direct or indirect wholly owned Subsidiary of the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or any direct or indirect wholly owned Subsidiary of Parent (including Merger Sub) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Treatment of Merger Sub Common Stock. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Shares of Dissenting Stockholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by DGCL 262); provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. The Company shall give prompt written notice to Parent of any demands received by the Company for fair value of any Company Shares, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to DGCL 262 and any alleged dissenter’s rights, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 3.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2 Exchange of Certificates.

(a) Appointment of Payment Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as payment agent (the “Payment Agent”), the identity and terms of appointment of which to be reasonably acceptable to the Company for the payment of the Merger Consideration in the Merger and shall enter into an agreement (the “Payment Agent Agreement”) relating to the Payment Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. Parent shall make or cause to be made available to the Payment Agent cash sufficient to pay the aggregate Merger Consideration payable in the Merger at such time as is necessary for the payment to holders of Company Common Stock (the “Payment Fund”). The Payment Agent shall invest any cash included in the Payment Fund as directed by Parent; provided however that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment Parent shall promptly provide additional funds to the Payment Agent for the benefit of the holders of the Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. Any interest or other income resulting from such investments shall be paid to Parent or its designee, upon demand. Parent shall cause the Payment Fund to be (i) held for the benefit of the holders of the Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3.1. The Payment Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1, except as expressly provided for in this Agreement.

(c) Exchange Procedures. As promptly as reasonably practicable after the Effective Time and in any event within 10 Business Days of the Closing Date, Parent shall cause the Payment Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as Parent shall reasonably designate) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Payment Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Payment Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement promptly following the later to occur of (i) the Effective Time or (ii) the Payment Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid to such a transferee if such Certificate or Book-Entry Share is presented to the Payment Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of the Payment Agent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share.

(e) No Further Ownership Rights in Company Common Stock. The cash paid in accordance with the terms of this Article III in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to DGCL 262). From and after the Effective Time, all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.1(b) or 3.2(d), as applicable, in each case without interest or duplication. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock converted pursuant to this Agreement are presented to the Surviving Corporation, Parent or the Payment Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to DGCL 262 in the case of Dissenting Shares.

(f) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one year after the Effective Time shall be delivered to Parent or a Subsidiary of Parent designated by Parent, upon written demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration without any interest thereon.

(g) No Liability. None of Parent, the Company, Merger Sub, the Payment Agent or any of their respective Affiliates shall be liable to any person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Payment Agent, the posting by such person of a bond in such amount as Parent or the Payment Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Payment Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.2(f), Parent) shall deliver or cause to be delivered, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration.

Section 3.3 Company Incentive Awards.

(a) Company Options and Company SARs. At the Effective Time, each Company Option and Company SAR that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger without any action on the part of the holder thereof in consideration for the right to receive, as promptly as practicable (but no later than five Business Days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option or Company SAR as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise or base price per share of Company Common Stock subject to such Company Option or Company SAR, respectively, as of immediately prior to the Effective Time.

(b) Each Company RSU Award and each Company Performance Share Unit Award that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger without any action on the part of the holder thereof in consideration for the right to receive, as promptly as practicable (but no later than five Business Days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU Award or Company Performance Share Unit Award as of immediately prior to the Effective Time and (ii) the Merger Consideration; provided, that to the extent that any such Company RSU Award or Company Performance Share Unit Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code. For each Company Performance Share Unit Award, the number of shares covered by the applicable award shall be the greater of (A) such number based on performance deemed achieved at target, with pro-ration for the portion of the performance period that elapsed through the date of the Merger, and (B) such number based on actual performance through the date of the Merger, as determined by the Compensation Committee of the Company Board of Directors, with no pro-ration; provided that actual performance will be computed based on the most recent four quarters ended prior to the quarter in which the Closing Date occurs in which the companies in the “Comparison Group” (as defined in the applicable award agreement) have reported results (the “CIC Performance Period”) compared against the four quarters immediately preceding the CIC Performance Period.

(c) At the Effective Time, each Company Restricted Share that is outstanding as of immediately prior to the Effective Time shall vest and be treated in accordance with Section 3.1.

(d) Each long-term cash award granted by the Company (each, a “Company Cash Award”) that is outstanding as of immediately prior to the Effective Time, shall vest in full as of the Effective Time and shall be cancelled by virtue of the Merger without any action on the part of the holder thereof in consideration for the right to receive, as promptly as practicable (but no later than five Business Days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) in the amount set forth in the applicable notice of grant and award agreement; provided, that to the extent that any such Company Cash Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Prior to the Effective Time, the Company, the Company Board of Directors and/or the appropriate committee thereof, as applicable, shall adopt any resolutions that are necessary to effectuate the provisions of this Section 3.3.

Section 3.4 Further Assurances.

(a) If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

(b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 3.5 Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Payment Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from any amounts otherwise payable pursuant to this Article III, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Tax Law. Any amounts so deducted or withheld, and, if required, paid over to the applicable Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company SEC Documents filed on Form 10-K, Form 10-Q or Form 8-K after December 31, 2015 and prior to the date hereof (excluding any disclosures set forth in any “risk factor,” “forward-looking statements” or any similar section) where the relevance of the information to a particular representation is reasonably apparent on its face, or (b) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided, that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that the relevance of such disclosure to another section or representation is reasonably apparent on its face and provided, further, that any listing of any fact, item or exception disclosed in any section of the Company Disclosure Schedule shall not be construed as an admission of liability under any applicable Law or for any other purpose and shall not be construed as an admission that such fact, item or exception is in fact material or creates a measure of materiality for purpose of this Agreement or otherwise)), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly qualified or licensed, have such approvals and be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s Second Restated Certificate of Incorporation (the “Company Certificate”) and Amended and Restated By-laws (the “Company By-laws”) (collectively, the “Company Organizational Documents”), and the certificate of incorporation, by-laws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company that would be required to be identified in the Company’s Annual Report on Form 10-K pursuant to Section 601(b)(21) of Regulation S-K, as listed in Section 4.1(b) of the Company Disclosure Schedule (collectively, the “Company Subsidiary Organizational Documents”), in each case, as amended and in effect through the date hereof. The Company Organizational Documents and the Company Subsidiary Organizational Documents are in full force and effect and neither the Company nor its Subsidiaries is in violation of any of their provisions, except, in the case of the Company’s Subsidiaries, as would not, individually or in the aggregate, be expected to constitute or result in a Company Material Adverse Effect.

Section 4.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 1,700,000,000 shares of Company Common Stock and 170,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of July 1, 2016, (i) 177,060,902 shares of Company Common Stock were issued and outstanding (not including shares held in treasury or Company Restricted Shares), (ii) 0 shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iii) Company RSU Awards with respect to an aggregate of 791,660 shares of Company Common Stock were issued and outstanding, (v) Company Performance Share Unit Awards with respect to an aggregate of 383,248 shares of Company Common Stock based on achievement of applicable performance criteria at the maximum level were issued and outstanding, (vi) Company Options with respect to an aggregate of 9,219,392 shares of Company Common Stock were issued and outstanding having a weighted average exercise price of $20.47 per share, (vii) Company SARs with respect to an aggregate of 47,634 shares of Company Common Stock were issued and outstanding having a weighted average base price of $16.45 per share, (viii) 4,156 Company Restricted Shares were issued and outstanding, (ix) an aggregate of 9,366,206 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans (assuming maximum level achievement of outstanding Company Performance Share Unit Awards), (x) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding and (xi) Company Cash Awards covering a maximum value of $10,942,500 in the aggregate for all such Company Cash Awards were issued and outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (whether or not currently exercisable) (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, (4) provide funds to, or make an investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (5) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries, in each case, other than transactions solely among the Company and its wholly owned direct or indirect Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries or that restrict any person from purchasing, selling, pledging or otherwise disposing of any shares of Company Common Stock. Since July 1, 2016 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms) or any securities convertible into or exercisable for any shares of its capital stock.

(b) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible into or exercisable or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger have been duly and validly authorized by the Company Board of Directors and, other than the Company Stockholder Approval and other than as set forth in Section 4.3(c), no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the execution and delivery by the Company of this Agreement and the consummation of the Merger. The Company Board of Directors has unanimously (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (iii) duly and validly approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein, (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders and (v) subject to Section 6.3, resolved to make the Company Recommendation, and to include such Company Recommendation in the Proxy Statement.

(b) The affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of Company capital stock that is necessary under applicable Law and the Company Certificate and Company By-laws to adopt, approve or authorize this Agreement, for the Company to engage in the transactions contemplated by this Agreement and to consummate the Merger.

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the filing of the Proxy Statement and any amendments or supplements thereto with the SEC, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”),

(iv) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the NYSE, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), Council Regulation 139/2004 of the European Union, as amended (the “EU Merger Regulation”) and any other requisite clearances or approvals under any other applicable Antitrust Laws and (viii) the Company Stockholder Approval and (ix) the approvals set forth in Section 4.3(c) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Merger, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of the Merger or that, if not obtained or made, have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws except, in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (including under the Securities Act and the Exchange Act) since January 1, 2014 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2014 has been, required to file any forms, reports or other documents with the SEC. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. As of the date of this Agreement, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q and subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. No financial statements of any person other than the Company and its consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

Section 4.5 Internal Controls and Procedures. The Company has established and maintains effective disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed, and since January 1, 2014, have been reasonably designed, to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 4.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute,

determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (including Liabilities reflected, reserved against or expressly disclosed in any notes thereto), (b) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2015, (c) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (d) Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Laws, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2014, neither the Company nor any of its Subsidiaries has (i) received any written notice or, to the knowledge of the Company, oral notice from any Governmental Entity regarding any actual or possible failure by the Company, any Company Benefit Plan or any fiduciary of any Company Benefit Plan to comply with any Law or (ii) provided any notice to any Governmental Entity regarding any violation by the Company or any of its Subsidiaries of any Law.

(b) The Company and its Subsidiaries hold, and have at all times since January 1, 2014, held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and Orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and its Subsidiaries as is currently being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have or pay has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened. The Company and each of its Subsidiaries is in compliance in all material respects with the terms and requirements of all material Company Permits. The consummation of the Merger and compliance with the provisions of this Agreement will not result in any loss, suspension, limitation or impairment of any right of the Company or its Subsidiaries with respect to any Company Permit, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c) Since January 1, 2014, none of the Company, its Subsidiaries, any of their respective directors or officers, or to the knowledge of the Company, any employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, violated or is in violation of, or is aware of any action taken that would result in a violation of, the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the UK Bribery Act of 2010 or its predecessor laws, or any analogous anti-corruption Law (collectively, the “Anti-Corruption Laws”), nor, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries or to influence any act or decision of a foreign government official or other person; or (iv) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with a Prohibited Person. No proceeding by or before any Governmental Entity involving the Company, any Subsidiary of the Company or any Affiliate of the Company, or any of their directors, officers, employees, agents or other persons acting on their behalf, with respect to any Anti-Corruption Law is pending or, to the knowledge of the Company, threatened, nor have any disclosures been submitted by the Company or any of its Subsidiaries to any Governmental Entity with respect to violations of any Anti-Corruption Law by any such person.

(d) Since January 1, 2014, the Company and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export Laws and controls and all other applicable import, export and re-export Laws and controls in other countries in which the Company or any of its Subsidiaries conduct business, including the Export Administration Regulations and executive orders and laws implemented by OFAC.

Section 4.8 Food Safety; Recalls. Without limiting Section 4.7(a):

(a) Since January 1, 2014, each Food Product has complied in all material respects with all applicable product labeling requirements and other regulatory requirements, quality control and similar standards, whether contractual, statutory, regulatory or imposed by Company policies or third-party certifying body. The Company and its Subsidiaries are in compliance with all notifications and instructions received from creditors of protected vendors delivered pursuant to Growers’ Lien Laws, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all Food Products: (i) have been properly manufactured, handled and stored and are properly packaged and labeled and fit for human consumption, (ii) are of good and merchantable quality and condition, (iii) comply with the U.S Federal Food, Drug and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated thereunder and all other applicable Laws governing the purity, labeling, manufacturing, marketing and/or advertising of food sold for human consumption as in effect as of the date hereof (collectively, together with the FDCA, “Food Laws”) and (iv) may be shipped in interstate commerce in accordance with the Food Laws.

(c) Since January 1, 2014, to the knowledge of the Company, (i) no Food Product has been the subject of any material voluntary withdrawal or any mandatory recall, public notification, or notification to any Governmental Entity, or any similar action and (ii) no customer or subsequent purchaser of any Food Product has asserted a material claim with respect to any nonconformity of any such Food Product with applicable specifications, warranties, labeling requirements, regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by Company policies or third-party certifying body.

(d) Since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice of, or been subject to, any finding of material deficiency or material non-compliance, material penalty, fine or sanction, request for corrective or remedial action or other material compliance or enforcement action, in respect of any of (i) the Food Products, (ii) the ingredients in the Food Products or (iii) the facilities at which the Food Products are manufactured, packaged or initially distributed.

Section 4.9 Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no investigation or review pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries. There are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries is subject to ongoing obligations, which such Orders would be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Section 4.9 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, inquiries, investigations, proceedings or claims of any nature or subpoenas, civil investigative demands or other requests for information relating to potential violations of Law, in each case pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties.

Section 4.10 Environmental Laws and Regulations. The Company and its Subsidiaries are, and since January 1, 2014, have been, in material compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, there have been no material Releases at any Company Leased Real Property of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries or their contractors or third party operators, that have given rise to or would reasonably be expected to give rise to, individually or in the aggregate, any material Liability to the Company or its Subsidiaries. No Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or its Subsidiaries that have resulted in or would reasonably be expected to result in, individually or in the aggregate, material

Liabilities under applicable Environmental Laws. None of the Company and its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any other person that have resulted in or would reasonably be expected to result in, individually or in the aggregate, material Liabilities to the Company and its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases. Since January 1, 2014, neither the Company nor any of its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged material noncompliance with or material Liability under applicable Environmental Laws (including any such Liability or obligation arising under, retained or assumed by contract or by operation of law). The Company has made available to Parent copies of all environmental reports, studies and assessments that are in the possession, custody or control of or readily obtainable by the Company or any of its Subsidiaries pertaining to Releases, compliance or non-compliance with Environmental Laws or the presence of, or exposure to, Hazardous Materials and that contain information that is or would reasonably be expected to be material.

Section 4.11 Employee Benefit Plans; Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan, if written (including all amendments and attachments thereto), (ii) a written summary, if the Company Benefit Plan is not in writing, (iii) all related trust documents, (iv) all insurance contracts or other funding arrangements, (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”), (vi) the most recent determination, opinion or advisory letter from the IRS, (vii) the most recent summary plan description and any summary of material modifications thereto, (viii) all related material filings and communications received from or sent to any Governmental Entity since January 1, 2014 and (ix) the most recent audited financial statement and/or actuarial valuation.

(b) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. All material contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company in accordance with GAAP. There are no pending or threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

(c) Section 4.11(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). The IRS has issued a favorable determination, opinion or advisory letter with respect to each Qualified Plan and its related trust, and such determination, advisory or opinion letter has not been revoked (nor has revocation been threatened), and, to the knowledge of the Company and its Subsidiaries, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

(d) Each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code is listed on Section 4.11(d) of the Company Disclosure Schedule, and: (i) each such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, (ii) no Lien in favor of any such Company Benefit Plan has arisen under Section 430(k) of the Code or Section 303(k) of ERISA, (iii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA, (iv) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects, (v) the PBGC has not instituted proceedings to terminate such Company Benefit Plan and (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) during the last six years as to which the 30-day advance notice requirement has not been waived.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has, since October 26, 2012, maintained, established, contributed to, been obligated to contribute to, or has any Liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA. Neither the Company nor any of its ERISA Affiliates has any liabilities with respect to any Multiemployer Plan other than the obligation to contribute to the Multiemployer Plan listed in Section 4.11(e) of the Company Disclosure Schedule.

(f) Neither the Company nor any of its Subsidiaries, sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service, except as required by Section 4980B of the Code or comparable U.S. state Laws or applicable non-U.S. Laws.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant (who is a natural person) or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant (who is a natural person) or officer, (iii) trigger any funding obligation under any Company Benefit Plan, (iv) result in the forgiveness of Indebtedness for the benefit of any such current or former employee, director, consultant (who is a natural person) or officer, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h) No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(i) All Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable requirements; (ii) that are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(j) Except as set forth in Section 4.11(j) of the Company Disclosure Schedule, since January 1, 2014, there have been no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Since January 1, 2014, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(k) The Company and its Subsidiaries are in compliance in all material respects with and have complied in all material respects with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims, grievances, or charges or complaints by the National Labor Relations Board or any comparable Governmental Entity relating to such non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened.

Section 4.12 Absence of Certain Changes or Events.

(a) Since December 31, 2015, through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business, and none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 6.1(b), (e), (g), (h), (k), (l) or (n) (solely as it relates to Section 6.1(b), (e), (g), (h), (k) or (l)).

(b) Since December 31, 2015 through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Information Supplied; Proxy Statement. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, on the date that the Proxy Statement is first mailed to the stockholders of the Company, or on the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.14 Tax Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate.

(ii) Each of the Company and its Subsidiaries has timely paid in full all Taxes required to be paid by it (whether or not shown on any Tax Return).

(iii) The U.S. federal income Tax Returns of the Company and its Subsidiaries have been examined (or the applicable statute of limitations has expired) through the Tax year ending December 31, 2011, and neither the Company nor any of its Subsidiaries has waived or extended, or requested any waiver or extension for, any statute of limitations with respect to Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency.

(iv) All assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full.

(v) No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn.

(vi) There are no audits, examinations, investigations or other proceedings ongoing, pending or threatened in writing in respect of any Taxes or Tax matters (including Tax Returns) of the Company or any of its Subsidiaries.

(vii) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.

(viii) Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(ix) In the last three years, no written claim has been made by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that any such entity is or may be subject to Taxes by that jurisdiction.

(x) Since October 26, 2012, the Company (A) is not or has not been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries), (B) is not a party to, bound by, or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than (i) an agreement or arrangement solely between or among the Company and/or its Subsidiaries or (ii) Amended and Restated Tax Matter Agreement, dated as of May 1, 2013, by Dean Foods Company, on behalf of itself and the Dean Foods Affiliates (as defined therein) and The WhiteWave Foods Company, on behalf of itself and the WhiteWave Affiliates) or (C) does not have any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor or otherwise.

(xi) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (A) change in method of accounting pursuant to Section 481(c) of the Code (or any analogous or similar provision of state, local or foreign Law) prior to the Closing, (B) installment sale, intercompany transaction, or open transaction made or entered into prior to the Closing, or any “excess loss account,” existing as of immediately prior to the Closing, (C) prepaid amount received on or prior to the Closing, (D) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing or (E) election pursuant to Section 108(i) of the Code (or any analogous or similar provision of state, local or foreign Law).

(b) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date of this Agreement.

(c) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).

(d) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements prior to the date hereof are adequate, in accordance with GAAP, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of such Company Financial Statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

Section 4.15 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own the Company Registrations. All material issued patents, all registered Copyrights and all registered Trademarks that constitute Company Registrations are valid and enforceable. None of the material Company Registrations have lapsed or been abandoned or cancelled. Since January 1, 2014, all issuance, renewal, maintenance and other payments that are or have become due with respect to the material Company Registrations have been timely paid by or on behalf of the Company or the relevant Subsidiary.

(b) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each item of Company Intellectual Property will be owned or available for use by the Surviving Corporation and its Subsidiaries immediately following the Closing on substantially identical terms and conditions as it was available to the Company and its Subsidiaries immediately prior to the Closing. The Company Intellectual Property and public domain know-how constitute all material Intellectual Property necessary to conduct the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable measures to maintain the confidentiality of and protect the proprietary nature of each item of Company Intellectual Property and to maintain in confidence any confidential information owned by another person with respect to which the Company or any of its Subsidiaries has a confidentiality obligation. The Company and each of its Subsidiaries have complied in all material respects with all applicable contractual and legal requirements pertaining to information privacy and security. None of the Company or any Subsidiary of the Company has received any claim from any employee or individual independent contractor challenging or disputing the ownership of any Intellectual Property of the Company or any of its Subsidiaries, or challenging or disputing the ownership of any agreement with the Company or a Subsidiary of the Company relating to ownership of any Intellectual Property, other than claims that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subisdiaries, taken as a whole.

(d) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) neither the conduct of the business of the Company and its Subsidiaries, nor the sale or use of any product or service offered by the Company or any of its Subsidiaries by any of their distributors or customers, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party and (ii) since January 1, 2014, the Company has not received in writing any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required) alleging any such infringement, violation or misappropriation.

(e) Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the knowledge of the Company, no person or entity (including any current or former employee or consultant of the Company or any of its Subsidiaries) is infringing, violating or misappropriating any of the Company Intellectual Property, or has done so since January 1, 2014.

Section 4.16 Property. With respect to the real property owned by the Company or any Subsidiary of the Company (the “Company Owned Real Property”), either the Company or a Subsidiary of the Company has good and valid title to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens. Neither the Company nor any Subsidiary of the Company has received notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and, to the knowledge of the Company, no such proceeding is threatened. Either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is subleasing, licensing or otherwise granting any person any right to use or occupy a Company Owned Real Property or a Company Leased Real Property.

Section 4.17 Insurance. The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate. All material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, the Company and its Subsidiaries are in material compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such material insurance policies, except as is not or would not be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.18 Material Contracts.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any Contract that is of the type that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act;

(ii) any Contract that (A) imposes any restriction on the right or ability of the Company, any of its Subsidiaries or any Affiliate of any of them to compete with any other person in any line of business or geographic region (or that following the Effective Time will restrict the ability of Parent or its Affiliates to engage in any line of business or compete in any geographic area) or (B) obligates the Company or its Subsidiaries (or following the Effective Time, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” rights or similar rights;

(iii) any collective bargaining agreement, labor union contract or trade union agreement (each, a “Collective Bargaining Agreement”) or other works council agreement;

(iv) any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $10,000,000;

(v) any Contract that provides for the acquisition or disposition of any assets (other than obligations set forth in the capital expenditure budget set forth on Section 6.1(h) of the Company Disclosure Schedule and acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) outstanding as of the date of this Agreement that are material to the Company or any of its Subsidiaries;

(vi) any joint venture, partnership, limited liability company or strategic alliance agreement or other similar Contract with a third party;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person;

(viii) any Contract (A) granting the Company or one of its Subsidiaries any right to use any material Intellectual Property (other than licenses in respect of commercially available software) or (B) permitting any third person to use, enforce or register any material Intellectual Property, including any material license agreements (other than customary non-exclusive licensing provisions included in customer, supplier, and co-packing agreements), coexistence agreements and covenants not to sue;

(ix) any Contract that is expected to result in the payment or receipt of more than $30,000,000 by the Company and its Subsidiaries in 2016;

(x) any Contract relating to the supply of any item used by the Company or a Subsidiary of the Company that is a sole source of supply of any raw material, component or service that is material to the Company and its Subsidiaries, taken as a whole; and

(xi) any Contract with any Top Supplier or Top Customer, other than, in the case of each Top Supplier and each Top Customers identified in Section 4.18(a)(xi)(A) of the Company Disclosure Schedule, Contracts that, in the aggregate, do not represent purchases or sales, respectively, constituting a majority of purchases from such Top Supplier or sales to such Top Customer.

All contracts of the types referred to in clauses (i) through (xi) above, are referred to herein as “Company Material Contracts.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, in any material respect. No event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since January 1, 2016 to the date hereof, no Top Supplier or Top Customer has canceled, terminated or substantially curtailed its relationship with the Company or any Subsidiary of the Company, given notice to the Company or any Subsidiary of the Company of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Subsidiary of the Company, or, to the knowledge of the Company, threatened to do any of the foregoing.

Section 4.19 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.20 Finders or Brokers. Except for Goldman, Sachs & Co., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Merger who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.21 State Takeover Statutes. The Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company Certificate or Company By-laws.

Section 4.22 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV or in any certificate delivered pursuant to this Agreement, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent, Merger Sub, or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by the Company in this Article IV or in any certificate delivered pursuant to this Agreement, written information presented to Parent, Merger Sub or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, this Section 4.22 shall not limit Parent’s or Merger Sub’s remedies in the case of fraud or intentional misrepresentation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization. Parent is a French société anonyme, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

Section 5.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the Merger have been duly and validly authorized by the Parent Board of Directors and the board of directors of Merger Sub, and no other corporate proceedings on the part of either of Parent or Merger Sub or vote of Parent’s shareholders is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger. The board of directors of Merger Sub has unanimously (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its shareholders and (ii) duly and validly approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Delaware Secretary of State, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the Euronext Paris Exchange, (vi) the HSR Act, the EU Merger Regulation and any other requisite clearances or approvals under any other applicable Antitrust Laws, and (vii) the adoption of this Agreement by the sole stockholder of Merger Sub, which will occur immediately following the execution of this Agreement (collectively, the “Parent Approvals”), no authorization, consent, Order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the Merger, except for such authorizations, consents, Orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of the Merger or that, if not obtained or made, have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) conflict with or result in any violation of any provision of the Parent’s constituent documents or (ii) conflict with or violate any applicable Laws, except, in the case of clause (ii), for such conflicts or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.3 Information Supplied. The information supplied or to be supplied by or on behalf of Parent and Merger Sub in writing expressly for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company and on the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 5.4 Available Funds. Parent and Merger Sub will have sufficient funds at the Closing to pay all cash amounts required to be paid by Parent and Merger Sub under or in connection with this Agreement, including (w) the Merger Consideration, (x) the payment of any Indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the consummation of the Merger and any premiums and fees incurred in connection therewith, (y) any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement to any holder of the Notes in accordance with Section 6.13 hereof and (z) any other related fees and expenses required to be paid by Parent or Merger Sub as of the date of the consummation of the Merger.

Section 5.5 Merger Sub. Merger Sub is a wholly owned direct or indirect subsidiary of Parent. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 5.6 Litigation. As of the date hereof, there are no actions, suits, inquiries, investigations, proceedings or claims of any nature or subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending or, to the knowledge of an executive officer of Parent, threatened, that challenge or seek to prevent, enjoin, alter or materially delay, or recover any damages or obtain any other remedy in connection with, this Agreement or the Merger.

Section 5.7 No Additional Representations. Except for the representations and warranties made by Parent in this Article V or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Parent, Merger Sub or any other person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by Parent in this Article V or in any certificate delivered pursuant to this Agreement, written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent or the negotiation of this Agreement. Notwithstanding the foregoing, this Section 5.7 shall not limit the Company’s remedies in the case of fraud or intentional misrepresentation.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business of the Company. During the period from the date hereof through the earlier of the termination of this Agreement in accordance with Article VIII and the Effective Time, except as required by applicable Law, with the prior written consent of Parent, or as set forth in Section 6.1 of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course in all material respects and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with customers, suppliers and distributors with material business relations. Without limiting the foregoing, during the period from the date hereof through the Effective Time, except as required by applicable Law, as expressly required pursuant to this Agreement, with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, or as set forth in the corresponding subsection of Section 6.1 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:

(a) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(b) (i) split, combine or reclassify any of its capital stock or (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any shares of its capital stock (except (A) dividends paid or distributions made by any wholly owned Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (B) redemptions, purchases or acquisitions of such capital stock or other securities or obligations by the Company or any wholly owned Subsidiaries of the Company from the Company or any of its wholly owned Subsidiaries that would not reasonably be expected to result in adverse Tax consequences, or (C) the acceptance of shares of Company Common Stock as payment for the exercise price of any Company Stock Option or the payment of withholding Taxes incurred in connection with the vesting, exercise or settlement of Company Stock Awards outstanding as of the date hereof in accordance with past practice and the terms of the Company Stock Plans);

(c) (i) issue, sell, grant any right to acquire or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the settlement or exercise of Company Equity Awards outstanding as of the date hereof in accordance with their terms, (ii) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other equity interests or (iii) adopt or implement a shareholder rights plan or similar arrangement;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) (i) incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness for borrowed money among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (B) guarantees by the Company of Indebtedness for borrowed money of wholly owned Subsidiaries of the Company or guarantees by wholly owned Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries, which Indebtedness is incurred in accordance with this clause (e), (C) borrowings (including letters of credit) incurred in the ordinary course of business pursuant to existing credit facilities, (D) Indebtedness to replace or refinance Indebtedness of the Company and its Subsidiaries, in each case at maturity and without increasing the principal amount thereunder, provided, that no such refinancing Indebtedness shall (1) include any greater prepayment premiums or restrictions on prepayment than the indebtedness being replaced or refinanced, (2) include any covenants that are materially more burdensome, taken as a whole, on the parties obligated in respect of such indebtedness than the indebtedness being replaced or refinanced or (3) contain any terms that would be triggered by the consummation of the transactions contemplated by this Agreement that are not included in the indebtedness being replaced or refinanced, (E) purchase money financings and capital leases and other Indebtedness entered into in the ordinary course of business in an aggregate amount not to exceed $25,000,000 at any time outstanding and (F) (1) Indebtedness in connection with the extension or renewal of any currency derivative or currency hedging transaction existing on the date hereof (provided, that such extension or renewal is on substantially similar terms, and of the same type, as such existing currency derivative or currency hedging transaction) and (2) Indebtedness in connection with interest rate or commodity derivatives or other hedging transactions or similar arrangements in an aggregate notional amount not to exceed $25,000,000 at any time outstanding, in each of cases (1) and (2), that are entered into in the ordinary course of business and not for speculative purposes and which are accounted for as hedges under GAAP standards comparable to IFRS 7 or (ii) incur any Lien on any of its material property or assets, except for Permitted Liens, Liens securing Indebtedness expressly permitted by the foregoing clause (i)(E) (provided that such Lien shall extend only to the property the purchase or lease of which is financed thereby) and Liens securing Indebtedness expressly permitted by the foregoing clause (i)(D) (provided that such Lien shall extend only to the same property or same type of property (and any after-acquired property that is affixed or incorporated into the property covered by such Lien and proceeds and products thereof), if any, securing the Indebtedness refinanced thereunder);

(f) (i) sell, transfer, license, mortgage, encumber or otherwise dispose of any of its Intellectual Property rights, material properties or assets to any person, other than sales of inventory or of obsolete equipment in the ordinary course of business or pursuant to written contracts existing as of the date of this Agreement and set forth on Section 6.1(f) of the Company Disclosure Schedule or Liens securing obligations under existing credit facilities or (ii) cancel, release or assign any Indebtedness of any person owed to it or any claims held by it against any person;

(g) Except as set forth in Section 6.1(h) of the Company Disclosure Schedule, (i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, (ii) make any material investment in any other person, (iii) make any loans or advances to any other person, except for loans among the Company and any of its wholly owned Subsidiaries or (iv) enter into any new line of business;

(h) make any capital expenditures other than capital expenditures as and to the extent itemized in its 2016 capital expenditure budget set forth on Section 6.1(h) of the Company Disclosure Schedule, except that the Company or any Subsidiary of the Company may make any non-budgeted capital expenditure that, when added to all other non-budgeted capital expenditures made by the Company and its Subsidiaries since the date hereof, would not exceed $10,000,000 in the aggregate;

(i) except as permitted under Section 6.1(e) with respect to any Company Material Contracts relating to Indebtedness, terminate, materially amend (other than by renewing on terms not otherwise materially different), or waive, release or assign any material right under, any Company Material Contract or enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement;

(j) except as required by the terms of any Company Benefit Plan as in effect on the date of this Agreement, (i) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan or any plan, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof, except for amendments in the ordinary course of business consistent with past practice to any Company Benefit Plan that is not an agreement with an individual but only to the extent such action does not materially increase the costs of such Company Benefit Plan, (ii) increase the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries, other than, solely with respect to employees who have an annualized base salary of $200,000 or less, annual merit-based based salary increases in the ordinary course consistent with past practice in an amount not to exceed, in the aggregate, 3% of the base salaries of the individuals receiving such increases, (iii) except in the ordinary course of business consistent with past practice in connection with new hires or promotions, pay or award, or commit to pay or award, any bonuses or incentive compensation, and except for the payment of awards outstanding on the date of this Agreement in accordance with the terms of the applicable Company Benefit Plan in effect as of the date of this Agreement; provided that in no event shall this clause (iii) be construed to permit the Company to grant any equity-based awards, (iv) accelerate any rights or benefits, (v) establish or fund any rabbi trust or other funding arrangement in respect of any Company Benefit Plan, (vi) grant any Company Stock Awards or other equity-based awards, other than Company RSU Awards or Company Cash Awards with a grant date fair market value of $150,000 in the aggregate for all such Company RSU Awards and Company Cash Awards to all prospective employees with whom the Company has signed, prior to the date hereof, offer letters in which the Company committed to grant an equity-based award for fiscal 2016, or (vii) hire, promote or terminate (other than for cause) the employment or services of any officer, employee, independent contractor or consultant who has annualized base salary greater than $200,000;

(k) implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by changes in GAAP;

(l) commence, settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (i) involve solely monetary remedies with a value not in excess of $2,000,000 with respect to any individual litigation, claim, suit, action or proceeding, or $10,000,000 in the aggregate, (ii) do not impose any restriction on its business or the business of its Subsidiaries, (iii) do not relate to any litigation by any of the Company’s stockholders in connection with this Agreement or the Merger, and (iv) do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries;

(m) (i) make, change or revoke any material Tax election, (ii) change any annual Tax accounting period or make a material change in any method of Tax accounting, (iii) file any amended Tax Return that would result in any material Tax, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law) that would result in a material amount of Taxes, (v) request any Tax ruling from any Governmental Entity, (vi) settle or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes or surrender any claim for a material refund of Taxes or (vii) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; or

(n) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1.

Section 6.2 Access; Integration Planning.

(a) For purposes of furthering the Merger, upon reasonable advance notice, the Company shall afford Parent and its employees, accountants, consultants, internal and external legal counsel, financial advisors, tax advisors and other representatives reasonable access during normal business hours, throughout the period prior to the earlier of the termination of this Agreement in accordance with Article VIII and Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, commitments, books and records and, during such period, the Company shall, and shall cause its Subsidiaries to make available to Parent such other available information concerning its business, properties and personnel as Parent may reasonably request. The foregoing notwithstanding, the Company shall not be required to provide access to or make available to any person any document or information if doing so would, in the reasonable judgment of the Company and its outside counsel, violate any Law or jeopardize the attorney-client privilege of the Company or any of its Subsidiaries; provided, that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in violation of Law or the loss or waiver of such privilege; provided, further, that any access or investigation pursuant to this Section 6.2(a) shall be conducted in such a manner as not to interfere unreasonably with the business and operations of the Company or any of the Company’s Subsidiaries. No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

(b) The Company and Parent shall reasonably cooperate with each other, under the control and direction of Parent, in any information procedure or discussions with their or their Subsidiaries’ respective works councils and in the resolution of any issues arising therefrom, including by keeping each other apprised on a reasonably current basis of the status of such information procedure and providing as promptly as practicable a copy of the minutes of any meeting during which the Merger is examined.

(c) The Parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the Merger shall be governed in accordance with the confidentiality agreement, dated as of June 7, 2016, between the Company and Parent (the “Confidentiality Agreement”).

(d) From and after the date hereof until the Effective Time, the Company and Parent shall, and shall cause their Subsidiaries and Representatives to, use their reasonable best efforts, subject to applicable Law, to cooperate with the other Party in connection with planning the integration of the business operations of the Surviving Corporation and Parent and their respective Subsidiaries following the Closing. In furtherance of the foregoing, promptly following the date hereof, each of Parent and the Company shall designate two individuals to serve on an integration committee, with such committee meeting at least monthly and as otherwise reasonably requested by Parent, to conduct transition and integration planning.

Section 6.3 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 6.3, the Company shall and shall cause each of its Affiliates and its and their respective officers and directors and shall use reasonable best efforts to cause its and their other employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, with its directors and officers “Representatives”): (i) to immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a Company Takeover Proposal (other than (x) solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.3 and to limit its communication exclusively to such referral or (y) upon receipt of a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of this Section 6.3, solely to the extent necessary ascertain facts or clarify terms with respect to a Company Takeover Proposal for the Company Board of Directors to be able to have sufficient information to make the determination described in Section 6.3(c)), or (C) approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any confidentiality obligations with respect to a Company Takeover Proposal or similar matter or any standstill provision in any agreement to which the Company or any of its affiliates is a party, in each case, unless the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to do so would violate its fiduciary duties under applicable Law.

(b) The Company shall, and shall cause its Affiliates to, promptly request any person that has executed a confidentiality or non-disclosure agreement executed after October 31, 2012 and in connection with any actual or potential Company Takeover Proposal to return or destroy all confidential information in the possession of such person or its Representatives.

(c) Anything to the contrary contained in Section 6.3(a) notwithstanding, if at any time after the date of this Agreement and prior to the time that the Company Stockholder Approval is obtained, but not after, the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of this Section 6.3 and if the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal, then the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal; provided, that the Company shall concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent, and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall as promptly as practicable (and in any event within 24 hours) notify Parent if the Company Board of Directors makes a determination that a Company Takeover Proposal constitutes or would reasonably be expected to result in a Company Superior Proposal or if the Company furnishes information or enters into discussions or negotiations as provided in this Section 6.3(c).

(d) Without limiting the foregoing, the Company shall as promptly as practicable (and in no event later than within one Business Day (but in no event longer than 48 hours)) after receipt by an executive officer or director of the Company notify Parent in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that constitutes or would reasonably be expected to result in or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms and conditions thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, as to the status of (including any developments, discussions or negotiations) such Company Takeover Proposal (including by as promptly as practicable (and in no event later than one Business Day (but in no event longer than 48 hours) after receipt by an executive officer or director of the Company) providing to Parent copies of any correspondence, proposals, indications of interest or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.3(d).

(e) Except as expressly permitted by Section 6.3(f), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation or (C) adopt, approve or recommend to stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(c)) (a “Company Acquisition Agreement”).

(f) Anything to the contrary set forth in this Agreement notwithstanding, after the date of this Agreement and prior to the time that the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may, with respect to a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of this Section 6.3, make an Adverse Recommendation Change or cause the Company to terminate this Agreement in accordance with Section 8.1(g) in order to enter into a definitive agreement relating to such Company Takeover Proposal if and only if, prior to taking either such action, (i) the Company has complied with its obligations under this Section 6.3 and (ii) the Company Board of Directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal; provided, that prior to making such Adverse Recommendation Change or effecting such termination, (A) the Company has given Parent at least three Business Days’ prior notice of its intention to take such action, specifying the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms and conditions thereof), (B) if requested by Parent, the Company shall have negotiated in good faith with Parent and its Representatives during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (C) of this proviso shall commence (except that the three Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (x) two Business Days and (y) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 6.3(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso. Anything to the contrary contained herein notwithstanding, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(g) Other than in connection with a Company Takeover Proposal, the Company may, at any time after the date of this Agreement and prior to the date the Company Stockholder Approval has been obtained, but not after, make an Adverse Recommendation Change in response to a Company Intervening Event (a “Company Intervening Event Recommendation Change”) if (i) the Company has complied with its obligations under this Section 6.3 and (ii) prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would constitute a violation of the Company Board of Directors’ fiduciary duties under applicable Law; provided, that prior to making such Company Intervening Event Recommendation Change, (A) the Company has given Parent at least three Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the applicable Company Intervening

Event, (B) if requested by Parent, the Company shall have negotiated in good faith with Parent and its Representatives during such notice period to enable Parent to propose revisions to the terms of this Agreement and (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the failure to make a Company Intervening Event Recommendation Change would violate the Company Board of Directors’ fiduciary duties under applicable Law.

(h) Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a)(2)-(3) or Rule 14d-9 promulgated under the Exchange Act or making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that no such action or disclosure that would amount to an Adverse Recommendation Change shall be permitted, made or taken other than in compliance with this Section 6.3.

Section 6.4 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”) for so long as such Company Employee remains employed by Parent or the Surviving Corporation during such period, (i) a base salary or base wage rate no less than that provided to such Company Employee immediately prior to the Effective Time, (ii) through the end of the Company’s fiscal year 2017, target annual cash incentive compensation no less favorable than that provided to such Company Employee immediately prior to the Effective Time, (iii) long term incentives that are comparable to the long term incentives provided to similarly situated employees of Parent and its Subsidiaries, and (iv) aggregate employee benefits (excluding any equity-based compensation, defined benefit retirement benefits and retiree welfare benefits) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries); provided, that for purposes of the foregoing sentence, the employee benefits (excluding any equity based compensation defined benefit retirement benefits and retiree welfare benefits) generally provided to employees of the Company as of immediately prior to the Effective Time shall be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Parent and its Subsidiaries. Notwithstanding anything in this Agreement to the contrary, following the Effective Time, Parent shall, or shall cause the Surviving Corporation to provide for terms and conditions of employment for any Company Employee in accordance with applicable Law.

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company prior to the Closing Date for purposes of eligibility, vesting and benefit accrual under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided, that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (1) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, and (2) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the plan year in which such Company Employee is first eligible to participate in such Post-Closing Plan, for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) (i) For annual bonuses in respect of calendar year 2016, (A) if Closing occurs prior to December 31, 2016, Parent shall, or shall cause the Surviving Corporation to, pay each bonus-eligible Company Employee his or her annual bonus at the greater of (I) the target level and (II) the actual level of performance for such year, which bonus shall be paid at the time that such annual bonus is normally paid in accordance with the Company’s past practice, and (B) if Closing occurs after December 31, 2016, either the Company or Parent shall (or Parent shall cause the Surviving Corporation to) pay each bonus-eligible Company Employee his or her annual bonus based on the actual level of performance for such year, which bonus shall be paid at the time that such annual bonus is normally paid in accordance with the Company’s past practice. (ii) For the annual bonus in respect of calendar year 2017, only if the Closing Date occurs after the end of the first quarter of 2017, Parent shall, or shall cause the Surviving Corporation to, pay each bonus-eligible Company Employee his or her annual bonus at the greater of (A) the target level and (B) the actual level of performance for such year, which bonus shall be paid at the time that such annual bonus is normally paid in accordance with the Company’s past practice. For purposes of this Section 6.4(c), the actual level of performance shall be calculated in accordance with the Company’s past practice; provided, however, that, for bonuses in respect of the year in which the Closing occurs, any performance criteria used may be equitably adjusted by the Compensation Committee of the Company Board of Directors prior to the Closing to account for any significant transaction expenses or integration costs (subject to an aggregate cap of $60 million for all such adjustments); provided, further, however, that the Company shall consult in good faith with Parent reasonably in advance of making any such adjustments and the Company shall consider Parent’s input in good faith prior to making such adjustments.

(d) Notwithstanding the generality of the foregoing, Parent shall, or shall cause the Surviving Corporation to, provide severance payments and benefits to each Company Employee whose employment is terminated, on or before the first (1st) anniversary of the date on which the Effective Time occurs, under circumstances that would otherwise give rise to rights to severance payments and benefits under the terms and conditions of the Company Benefit Plans set forth in Section 6.4(d) of the Company Disclosure Schedule (but disregarding any expiration date provided for in any such Company Benefit Plan) that are no less favorable in the aggregate than those that would have been paid or provided for pursuant to such plans.

(e) Following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms, all Company Benefit Plans set forth in Section 4.11(a) of the Company Disclosure Schedule. Notwithstanding anything in this Agreement to the contrary, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor the terms of all works council, labor or collective bargaining agreements by which the Company or its Subsidiaries are bound that are in effect as of the Effective Time in accordance with the terms thereof.

(f) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates or (ii) alter or limit the ability of Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Without limiting the generality of Section 9.13 and any provision in this Agreement to the contrary notwithstanding, nothing in this Section 6.4 shall create any third party beneficiary rights in any person other than the parties hereto, including any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.5 Regulatory Approvals; Efforts.

(a) Subject to Section 6.5(b), Parent, Merger Sub and the Company shall use their respective reasonable best efforts to (i) promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to submit all notifications to and obtain all authorizations, consents, Orders and approvals of all Governmental Entity that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, (ii) cooperate fully in promptly submitting all notifications and seeking to obtain all such authorizations, consents, Orders and approvals and (iii) provide such other information to any Governmental Entity as such Governmental Entity may reasonably request in connection herewith. Each Party agrees to make promptly (but in no event later than August 1, 2016) its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act. Each Party agrees to make as promptly as practicable its respective filings and notifications, if any, under any other applicable antitrust, competition, foreign investment or trade regulation Law and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, foreign investment or trade regulation Law.

(b) Without limiting the generality of Parent’s and the Company’s undertakings pursuant to Section 6.5(a), Parent and the Company shall take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition, foreign investment or trade regulation Law that may be asserted by any antitrust or competition Governmental Entity so as to enable the parties hereto to close the Merger as promptly as practicable, and in any event prior to the Long Stop Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary or advisable in order to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, delay or prevent the consummation of the transactions contemplated hereby as soon as possible (and in any event before the Long Stop Date); provided, that notwithstanding the foregoing or anything in this Agreement to the contrary, nothing shall obligate Parent or its Affiliates, or permit the Company or its Affiliates, to offer, propose, take, negotiate, commit to, effect or agree to take (or refrain or cause to refrain from taking any action) or agree to, any actions contemplated by Section 6.5(a) or this Section 6.5(b) if such action, individually or in the aggregate with all other such actions taken together, would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (assuming Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, are the size of the Company and its Subsidiaries, taken as a whole, prior to giving effect to the Merger); provided, further, that no party hereto shall be required pursuant to this Section 6.5 to commit to or effect any action that is not conditioned upon the consummation of the Merger. In addition, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any Governmental Entity or by a private party challenging the transactions contemplated by this Agreement, each of the Parties shall, and shall cause its respective Affiliates to, in each case in accordance with this Section 6.5, cooperate with each other in all respects and to use their respective reasonable best efforts to contest and defend on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Long Stop Date.

(c) Each Party shall promptly notify the other Party of any communication received from, or given by such Party or any of its Affiliates to, any Governmental Entity or person relating to the matters that are the subject of this Agreement and shall permit the other Party to review in advance any proposed communication by such Party (and its advisors) to any Governmental Entity. None of the Parties shall agree to participate in any substantive meeting or conference, whether in person or by telephone, with any

Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate at such meeting. The Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement. Parent and the Company may, as each deems advisable and necessary, (i) redact or remove references concerning the valuation of the businesses of the Company and its Subsidiaries, and (ii) reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 6.5(c) as “counsel only” or, as appropriate, as “outside counsel only.”

(d) The Parties acknowledge that Parent shall control and direct, and the Company will cooperate reasonably, subject to applicable Law, with such direction and control, regarding the filings (including where to file), strategies, process, negotiation of settlements (if any), and related proceedings contemplated by this Section 6.5, including for the avoidance of doubt the marketing or sale of any part of the Company’s businesses or assets. Any reasonable actions or strategies pursued by Parent to avoid, resist or reduce the scope of any action that may be sought or required to satisfy the conditions in Section 7.1(c) or submit all required notifications to or obtain the consent of any Governmental Entity shall be deemed consistent with its reasonable best efforts obligations under this Section 6.5, so long as it does not delay satisfaction of the conditions set forth in Article VII to a date beyond the Long Stop Date.

(e) Prior to the Closing, each of Parent and the Company (without limiting Section 6.1) shall not, and shall cause its Subsidiaries not to, enter into a Contract to acquire or license, or acquire or license, any assets, businesses or securities of a third party if such acquisition or license would or would reasonably be expected to prevent or delay beyond the Long Stop Date satisfaction of the conditions set forth in Sections 7.1(b) and (c).

Section 6.6 Preparation of the Proxy Statement; Company Special Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (but in no event later than August 1, 2016), the Company shall prepare and file with the SEC the Proxy Statement in preliminary form. Parent shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Parent and Merger Sub that is required in connection with the preparation of the Proxy Statement. The Company will respond as promptly as practicable to any comments from the SEC or the staff of the SEC. No filing of, or amendment or supplement to, the Proxy Statement, will be made by the Company without providing Parent and its counsel a reasonable opportunity to review and comment thereon and considering all such comments in good faith. The Company shall notify Parent as promptly as practicable of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. The Company shall use reasonable best efforts to cause the Proxy Statement, at and from the date it is first mailed to the stockholders of the Company until the Company Special Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Company Special Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (such date, the “Clearance Date”).

(b) Subject to Section 6.3(f), the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Special Meeting”) as promptly as practicable following the Clearance Date. Except as expressly permitted by Section 6.3, the Company Board of Directors (or any committee thereof) shall not make any Adverse Recommendation Change and, unless the Company shall have made an Adverse Recommendation Change if and to the extent permitted by this Agreement, shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Special Meeting (including by soliciting proxies in favor of the adoption of the Merger and this Agreement and ensuring that all proxies so solicited are solicited in compliance with all applicable Laws and the rules of the NYSE) and otherwise comply with all legal requirements applicable to the Company Special Meeting.

(c) The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may adjourn or postpone the Company Special Meeting only (i) if as of the time which the Company Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Special Meeting or to the extent that at such time the Company has not received proxies sufficient to allow receipt of the Company Stockholder Approval, (ii) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board of Directors has determined in good faith

(after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Law, the Company’s certificate of incorporation or the Company’s bylaws or (iii) with the prior written consent of Parent; provided, however, that any such adjournment or postponement shall be for not more than, in the case of clause (i), ten Business Days, and in the case of clause (ii), ten Business Days or such other amount of time reasonably agreed by Company and Parent to be necessary to comply with applicable Law, and, in any event, shall not be to a date that is later than three Business Days prior to the Long Stop Date.

(d) During any such period of adjournment or postponement, the Company shall continue in all respects to comply with its obligations under Section 6.3 and this Section 6.6. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Special Meeting.

Section 6.7 Takeover Statutes. The Company shall not take any action that would cause the Merger to be subject to requirements imposed by any takeover statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger, the Company shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 6.8 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. The Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law, by the rules and regulations of the NYSE or the Euronext Paris Exchange or in connection with an Adverse Recommendation Change (in which case the Company shall provide to Parent a draft of such public announcement or statement as far in advance as reasonably practicable); provided, that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one party after having consulted with the other party).

Section 6.9 Indemnification and Insurance.

(a) All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any present and former director and officer of the Company and any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents) or any indemnification agreements in existence as of the date hereof and set forth on Section 6.9(a) of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties.

(b) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each Company Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters existing or occurring or actions or omissions taken prior to or at the Effective Time, including with respect to this Agreement and the Merger, to the fullest extent permitted by the Company Organizational Documents, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification under this Section 6.9 or otherwise.

(c) For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies, including a prepaid “tail” policy, with a substantially comparable insurer of the same coverage and amounts containing substantially similar terms and conditions) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, further, that the Surviving Corporation shall not be obligated to make annual premium payments, or in the case of a prepaid “tail” policy, total premiums, for such insurance to the extent such premiums exceed 300% of the premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at premiums equal to the Premium Cap. Notwithstanding the foregoing, the Company shall have the right following reasonable consultation with Parent to procure (and the provisions of the immediately preceding sentence shall be deemed to have been satisfied in such case) a prepaid “tail” policy conforming to the requirements of the preceding sentence, provided, however, that the amount paid for such prepaid policies shall not exceed the Premium Cap without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

(d) The provisions of this Section 6.9 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, by Contract or otherwise.

Section 6.10 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.12 Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to (and shall use its reasonable best efforts to cause its and their respective Representatives to), use its and their respective reasonable best efforts to provide all cooperation as may be reasonably requested by Parent in arranging, obtaining and syndicating any third party Indebtedness for borrowed money to be raised by Parent or its Subsidiaries or raising any equity financing by Parent, in each case for the purpose of financing the aggregate Merger Consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub (any such debt financing, the “Debt Financing” and any such equity financing, the “Equity Financing” and, together with the Debt Financing, the “Financing”). Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to (and shall use its reasonable best efforts to cause its and their respective Representatives to), use its and their respective reasonable best efforts to (i) upon reasonable advance notice and during normal business hours, make senior management, external auditors and advisors of the Company and its Subsidiaries available to participate in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with proposed lenders, lead arrangers, initial purchasers, placement agents and/or other agents, lenders or investors for the Financing, and in sessions with rating agencies, (ii) provide reasonable assistance with the preparation of customary materials (to the extent relating to the Company or its Subsidiaries) for lender and investor presentations, rating agency presentations, confidential information memoranda, offering memoranda, prospectuses and similar documents customary or reasonably required in connection with the Financing, including the marketing and syndication thereof, in each case as may be reasonably requested by Parent, (iii) on an ongoing basis, and in any event prior to the Effective Time, furnish Parent and its Financing Sources with (A) audited consolidated balance sheets and related audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of the Company for each of the three (or two in respect of audited consolidated balance sheets) most recently ended fiscal years that have ended at least 60 days prior to the Effective Time (and the audit reports for such financial statements shall not be subject to any “going concern” qualifications); (B) unaudited consolidated balance sheets and related unaudited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of the Company for each subsequent interim quarterly period that has ended at least 40 days prior to the Effective Time, in the case of each of clauses (A) and (B), prepared in accordance with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure); and (C) such other customary financial statements, schedules or other financial data or information reasonably requested by Parent regarding the Company and its Subsidiaries of the type required to permit the Company’s independent accountants to issue customary “comfort letters” to Parent’s Financing Sources which are underwriters or initial purchasers of securities constituting a portion of the Financing, including as to customary negative assurances and change period in order to consummate any transaction comprising a part of the Financing, (iv) promptly furnish Parent and its Financing Sources with such other financial, due diligence and other information relating to the Company and its Subsidiaries as reasonably requested by the Parent or its Financing Sources from time to time or which is customary and reasonably necessary for the completion of the Financing (other than pro forma financial information, but including such information as is necessary for Parent and its Representatives to prepare pro forma financial information and projections of Parent of the nature deemed necessary by Parent’s Financing Sources or otherwise required by applicable Law in connection with the Financing), (v) using reasonable best efforts to cause the Company’s independent accountants to provide reasonable assistance to Parent consistent with their customary practice, (vi) furnish to such Financing Sources at least three Business Days prior to Closing all information regarding the Company and its Subsidiaries that is required in connection with, and in accordance with the terms of, the Financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, to the extent requested by any Financing Source in writing at least 10 Business Days prior to Closing and (vii) provide customary authorization letters authorizing the distribution of information to prospective lenders, subject to customary terms and conditions, and containing a customary representation to the Financing Sources which are arranging or providing the portion of the Debt Financing constituting syndicated credit facilities that such information does not contain a material misstatement or omission and containing a customary representation to such Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities.

(b) The provisions of Section 6.12(a) or any other provision of this Agreement to the contrary notwithstanding, (i) none of the Company, its Subsidiaries or its Representatives shall be required to (x) waive or amend any terms of this Agreement or agree to pay or pay any fees, reimburse any expenses, provide any security or otherwise incur any liability or give any indemnities, in each case, in connection with the Financing, prior to the Effective Time, (y) take or permit the taking of any action in connection with the Financing that, in the good faith determination of the Company, would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company Organizational Documents or Company Subsidiary Organizational Documents or any applicable Laws, or (z) pass resolutions or consents in connection with, or approve or authorize the execution of, the Financing or the definitive financing agreements in respect thereof, in each case that would be effective prior to the Effective Time (provided that this clause (z) shall not prohibit the adoption or execution of any resolutions, consents, approvals or authorizations effective no earlier than the Effective Time by any persons that are officers or directors of

Merger Sub and will become officers or directors of the Company or any of its Subsidiaries as of the Effective Time), and (ii) any requested cooperation pursuant to Section 6.12(a) shall not (x) unreasonably interfere (in the good faith determination of the Company) with the ongoing operations of the Company and its Subsidiaries, (y) require the Company’s cooperation to the extent it would cause any representation or warranty in Article IV of this Agreement to be breached or cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (z) cause any director, officer or employee of the Company or any of its Subsidiaries to take any action that would reasonably be expected to result in any personal liability to such director, officer or employee. No action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be required to be effective prior to the Effective Time.

(c) Parent shall promptly, upon written request by the Company, reimburse (or cause to be reimbursed) the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (but, for the sake of clarity, excluding the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 6.12(a), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (i) any information provided in writing by the Company or any of its Subsidiaries to Parent or any Financing Source for use in connection with the Financing or (ii) any fraud or Willful Breach by any such persons, as determined by a final, non-appealable judgment by a court of competent jurisdiction.

Section 6.13 Treatment of Certain Company Indebtedness.

(a) Parent, Merger Sub or an Affiliate thereof may commence (or if requested by Parent in writing to do so, the Company shall use reasonable best efforts to commence) one or more offers to purchase, and/or consent solicitations with respect to, all or a portion of the outstanding aggregate principal amount of the 5.375% Senior Notes due 2022 issued by the Company (the “Notes”), on terms determined by Parent and reasonably acceptable to the Company and otherwise in compliance with applicable Law and the Notes Indenture (each, a “Debt Offer”). The closing of any Debt Offer will be expressly conditioned on the Closing (though documentation implementing any amendments on a conditional basis may become effective prior to the Closing) and shall be conducted in all material respects in compliance with applicable Law, including SEC rules and regulations, and the Notes Indenture. None of the Notes shall be purchased prior to the Effective Time. The Company and its Subsidiaries shall use reasonable best efforts to, and shall use reasonable best efforts to cause their respective officers, employees, consultants and advisors, including legal and accounting advisors, and other Representatives to, provide cooperation and assistance reasonably requested by Parent in connection with any Debt Offer.

(b) Following the commencement of any Debt Offer, the Company shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of any Debt Offer unless such change is previously approved by Parent in writing (such approval not to be unreasonably withheld or delayed) or the Company reasonably determines, after consultation with its outside legal counsel, that such change is required by applicable Law or the terms and conditions of the Notes Indenture. The Company shall, and shall cause its Subsidiaries to, waive any of the conditions to such Debt Offer that the Company determines may be legally waived (other than that the Closing shall have occurred and that there shall be no Law, injunction or other legal restraint prohibiting such waiver or consummation of such Debt Offer or the Closing) as may be reasonably requested by Parent and shall not, without the prior written consent of Parent, waive any condition to such Debt Offer other than as agreed in writing between Parent and the Company.

(c) The Company covenants and agrees that, promptly following the expiry of any such consent solicitation, assuming the requisite consents are received, each of the Company and the applicable Subsidiaries of the Company shall use reasonable best efforts to (and shall use reasonable best efforts to cause the Trustee (as defined in the Indenture dated as of September 17, 2014 governing the Notes (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of September 17, 2014 (the “Supplemental Indenture” and together with the Base Indenture, the “Notes Indenture”)) to), including by delivering to the Trustee any customary legal opinions or officer certificates required to be delivered under the Notes Indenture in connection with the supplemental indenture, execute a supplemental indenture in the form contemplated by the documentation relating to such Debt Offer (including all amendments or supplements thereto) (the “Debt Offer Documents”); provided, however, that in no event shall the Company, any of its Subsidiaries or any of their respective officers, directors or other representatives, have any obligation to authorize, adopt or execute any such supplemental indenture or related amendment, supplement or agreement that would become effective prior to the Effective Time.

(d) If at any time prior to the completion of any Debt Offer any information is discovered by the Company or by Parent that the Company or Parent reasonably believes should be set forth in an amendment or supplement to the Debt Offer Documents so that the Debt Offer Documents do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the Company or Parent, as applicable, that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by Parent, and reasonably acceptable to the Company, describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes. Parent shall comply with the requirements of Rule 14e-l under the Exchange Act, to the extent applicable, and any other applicable Laws to the extent such Laws are applicable in connection with any Debt Offer.

(e) In connection with any Debt Offer, Parent may select one or more dealer managers, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith, and the Company shall use reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, enter into customary agreements with such parties so selected on terms reasonably acceptable to the Company and Parent (including customary indemnities by the Company in favor of any such dealer manager, information agent, depositary or other agent (which shall be subject to Section 6.13(f)) and the delivery by the Company or its subsidiaries of any legal opinions or officer certificates required to be delivered under such agreements). The Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to cooperate with such parties so selected. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion (x) with respect to any Debt Offer or otherwise that in the reasonable opinion of the Company or its legal counsel does not comply with applicable laws, rules, regulations or court decisions or (y) with respect to the defeasance of any Notes.

(f) Parent shall make available to the Company, or otherwise cause to be made available to the holders of the Notes, all funds necessary to satisfy any obligations of the Company to the holders of the Notes that may arise as a result of the transactions contemplated by this Section 6.13. Parent shall pay or cause to be paid the fees and out-of-pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with any Debt Offer (which agents shall be selected as set forth in Section 6.13(e)) upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse or cause to be reimbursed the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by the Company in connection with any Debt Offer (including any action taken to enforce Parent’s reimbursement obligation hereunder) or in connection with any other action required by this Section 6.13, including reasonable and documented out-of-pocket fees of outside counsel, accountants and advisors. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs or expenses suffered or incurred by any of them in connection with any Debt Offer or any other action required by this Section 6.13 and any information utilized in connection therewith, except with respect to (i) any information provided in writing by the Company or any of its Subsidiaries to Parent or any Financing Source for use in connection with such Debt Offer or (ii) any fraud or Willful Breach by any such persons, as determined by a final, non-appealable judgment by a court of competent jurisdiction.

(g) Notwithstanding anything to the contrary herein, it is expressly agreed by the parties hereto that the Closing shall not be conditioned upon the consummation of any Debt Offer.

(h) The provisions of Section 6.13 or any other provision of this Agreement to the contrary notwithstanding, nothing in this Section 6.13 will (i) require the Company or any of its Subsidiaries to (x) waive or amend any terms of this Agreement or (y) take or permit the taking of any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, or would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company Organizational Documents or Company Subsidiary Organizational Documents or any applicable Laws, (ii) require the Company’s cooperation to the extent it would cause any representation or warranty in Article IV of this Agreement to be breached or cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement or (iii) require any director, officer or employee of the Company or any of its Subsidiaries to take any action that would reasonably be expected to result in any personal liability to such director, officer or employee.

(i) If requested by Parent, the Company shall, and shall cause its Subsidiaries, as applicable, to deliver all notices and take all other reasonable actions required to facilitate (i) the termination of commitments under that certain Credit Agreement, dated as of October 12, 2012 (as amended, including by that certain Fourth Amendment to Credit Agreement, dated as of November 6, 2015, the “Credit Agreement”), by and between the Company, certain of its Subsidiaries as borrowers and guarantors, the lenders party thereto, Bank of America, N.A., as administrative agent and the other parties thereto, (ii) the repayment in full (or in the case of letters of credit, cash collateralization, to the extent Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding thereunder and (iii) the release of all liens and guarantees in connection therewith, in each case, on the Closing Date in connection with such repayment (such termination, repayment and release, the “Credit Agreement Termination”); provided, that (A) in no event shall this Section 6.13(i) require the Company or any of its Subsidiaries to cause such Credit Agreement Termination unless the Closing shall have occurred and (B) Parent shall provide, or cause to be provided, all funds required to effect all such repayments and cash collateralization of letters of credit.

(j) On or prior to the third Business Day prior to the Closing Date, if requested by Parent, the Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent a copy of a draft payoff letter (subject to delivery of funds as arranged by Parent) with respect to the Credit Agreement and /or any other Indebtedness of the Company or any of its Subsidiaries (each, a “Payoff Letter”), in form and substance reasonably acceptable to Parent, each of which Payoff Letters shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Credit Agreement or agreement(s) governing such other Indebtedness, as applicable, as of the anticipated Closing Date (such amount payable with respect to the Payoff Letter and Credit Agreement or agreement(s) governing such other Indebtedness, as applicable, the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under each such Payoff Letter, the Credit Agreement and all related loan documents, or the agreement(s) governing such other Indebtedness, as applicable, shall be terminated (but excluding any contingent obligations, including indemnification obligations, that in any such case are not then due and payable and that by their terms are to survive the termination of the Credit Agreement and the related loan documents or the agreement(s) governing such other Indebtedness, as applicable), and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations shall be, released and terminated upon the payment of each Payoff Amount on the Closing Date (subject to delivery of funds as arranged by Parent and the filing of appropriate UCC-3 termination statements and other termination filings and excluding any cash collateral provided with respect to letters of credit). Parent shall provide to the Company, or cause to be provided to the administrative agent under the Credit Agreement or to the applicable party to the agreement(s) governing such other Indebtedness, as applicable, the amounts necessary to cause the Credit Agreement Termination or termination of the agreement(s) governing such other Indebtedness, as applicable, to occur (which, to the extent the Payoff Letter is delivered, shall be reflected in the Payoff Amount required under the Payoff

Letter) substantially simultaneously with the Closing. Parent agrees that it shall timely request Company to take the actions set forth in Section 6.13(i) above and this Section 6.13(j) and Parent shall provide all funds necessary to cause the Credit Agreement Termination and/or the termination of the agreement(s) governing such other Indebtedness, as applicable, to occur (which, to the extent the Payoff Letter is delivered, shall be reflected in the Payoff Amount required under the Payoff Letter) unless, in each case, the Closing of the Merger will not result in an “event of default” under the Credit Agreement or any such other Indebtedness, as applicable.

Section 6.14 Transaction Litigation. The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any material stockholder litigation against the Company and/or its directors or executive officers relating to this Agreement and/or the Merger. The Company agrees that it shall not settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement or the Merger without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.15 Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by each of the Company and Parent, to the extent not prohibited under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Legal Prohibition. (i) No Order by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger and (ii) no suit, action or proceeding shall have been brought by any Governmental Entity, and remain pending, that seeks an Order that would prohibit, enjoin or make illegal the consummation of the Merger.

(c) Regulatory Approval. Any waiting period (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated, the approval required under the EU Merger Regulation shall have been obtained, and all other clearances or approvals under applicable Antitrust Laws, including those set forth on Section 7.1(c) of the Company Disclosure Schedule, shall have been obtained.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver by Parent, to the extent not prohibited under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Article IV (other than in Section 4.1(a) (first sentence only), Section 4.1(b) (with respect to the Company Organizational Documents), Section 4.2, Section 4.3 (other than Section 4.3(d)(i) and (iii)), Section 4.7(c), Section 4.12(b) and Section 4.21 shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to materiality, Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (ii) Section 4.7(c) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct that would not, individually or in the aggregate, be or reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (iii) Section 4.1(a) (first sentence only), Section 4.1(b) (with respect to the Company Organizational Documents), Section 4.2, Section 4.3 (other than Section 4.3(d)(i) and (iii)), and Section 4.21 shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iv) Section 4.12(b) shall be true and correct at and as of the date of this Agreement; provided, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all covenants required by the Agreement to be performed or complied with by it prior to the Closing Date.

(c) No Company Material Adverse Effect. No Company Material Adverse Effect shall have arisen or occurred following the date of this Agreement.

(d) Closing Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.2(a), (b) and (c) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) Article V (other than in Section 5.1 and Section 5.2 (other than Section 5.2(c)(ii))) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to materiality, Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) that would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect and (ii) Section 5.1 and Section 5.2 (other than Section 5.2(c)(ii)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies; provided, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such date or period.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all covenants required by the Agreement to be performed or complied with by them prior to the Closing Date.

(c) Closing Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment. Anything in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, as follows:

(a) by the mutual written consent of the Company and Parent;

(b) if the Effective Time shall not have occurred on or prior to January 6, 2017 (the “Long Stop Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused or resulted in the Effective Time not occurring prior to the Long Stop Date; provided, further, that if on the Long Stop Date all of the conditions to Closing, other than the condition set forth in Section 7.1(c) (or Section 7.1(b) as it relates to the HSR Act or any other Antitrust Law), shall have been satisfied or shall be capable of being satisfied at such time, the Long Stop Date may be extended by either Party for a period of 90 days by written notice to the other Party; provided, that the Long Stop Date shall not be so extended more than twice.

(c) by either the Company or Parent, if an Order by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, or a Law shall have been adopted or be effective, and in each case shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a Party if such Order (or such Order becoming final and nonappealable) was proximately caused by or the result of the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement;

(d) by either the Company or Parent, if the Company Stockholder Approval shall not have been obtained at the Company Special Meeting or at any adjournment or postponement thereof;

(e) by the Company (provided, that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if (i) Parent or Merger Sub has breached any representation, warranty, covenant or other agreement contained in this Agreement, which breach would result in the conditions in Article VII not being satisfied and (ii) which breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (A) the Long Stop Date and (B) the date that is 30 calendar days following written notice from the Company to Parent;

(f) by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein), (i) if the Company has breached any representation, warranty, covenant or other agreement contained in this Agreement (other than an intentional and material breach of Section 6.3), which breach would result in the conditions in Article VII not being satisfied; and (ii) which breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (A) the Long Stop Date and (B) the date that is 30 calendar days following written notice from Parent to the Company;

(g) by the Company, prior to the receipt of the Company Stockholder Approval, in compliance with Section 6.3(f) in order to accept a Company Superior Proposal, subject to the prior or concurrent payment of the Termination Fee to Parent and otherwise subject to Section 8.3; or

(h) by Parent, (i) at any time following failure by the Company to include the Company Recommendation in the Proxy Statement; (ii) at any time following an Adverse Recommendation Change; or (iii) if the Company shall be in intentional and material breach of Section 6.3; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(h) shall expire, in the case of clauses (i) or (ii) only, upon the earlier of (A) the Company Stockholder Approval having been obtained and (B) 5:00 p.m. (New York City time) on the 30th calendar day following the date on which such Adverse Recommendation Change occurs, and in the case of clause (iii), upon the Company Stockholder Approval having been obtained.

The party seeking to terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other parties in accordance with Section 9.7, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate (except that the Confidentiality Agreement and the provisions of this Section 8.2, Section 8.3 and Article IX shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except (a) as provided in Section 8.3 or (b) Liability arising out of or resulting from fraud or any Willful Breach of any provision of this Agreement occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity).

Section 8.3 Termination Fees.

(a) If (i) Parent or the Company terminates this Agreement pursuant to Section 8.1(b), Section 8.1(d) or Section 8.1(f), (ii) a Company Takeover Proposal shall have been made or publicly disclosed after the date of this Agreement and not publicly withdrawn as of the date of such termination (in the case of a termination pursuant to Section 8.1(b) or Section 8.1(f)) or the Company Special Meeting (in the case of a termination pursuant to Section 8.1(d)) and (iii) at any time on or prior to the first anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any transaction included within the definition of Company Takeover Proposal (provided that references in such definition to 30% shall be deemed to be 50%) with any person (a “Company Takeover Transaction”), the Company shall pay or cause to be paid to Parent or its designee the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds, upon the earlier of entering into such definitive agreement with respect to any Company Takeover Transaction or the consummation of any Company Takeover Transaction; provided, that any Parent Expenses actually paid by or on behalf of the Company to Parent or its designee pursuant to Section 8.3(e) shall be credited against, and shall thereby reduce, the amount of the Termination Fee that otherwise would be required to be paid by the Company to Parent or its designee pursuant to this Section 8.3(a).

(b) If Parent terminates this Agreement pursuant to Section 8.1(h), the Company shall pay or cause to be paid to Parent or its designee the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds, within one Business Day after such termination.

(c) If this Agreement is terminated by the Company pursuant to Section 8.1(g), the Company shall pay or cause to be paid to Parent or its designee the Termination Fee immediately prior to or concurrently with, and as a condition to the effectiveness of, such termination.

(d) “Termination Fee” shall mean a cash amount equal to $310,000,000. Anything to the contrary in this Agreement notwithstanding, if the Termination Fee shall become due and payable in accordance with this Section 8.3, from and after such termination and payment of the Termination Fee in full pursuant to and in accordance with this Section 8.3, the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.3 except in the case of fraud. In no event shall Parent or its designee be entitled to more than one payment of the Termination Fee in connection with a termination of this Agreement pursuant to which such Termination Fee is payable.

(e) If Parent or the Company terminates this Agreement pursuant to Section 8.1(d), the Company shall reimburse or cause to be reimbursed Parent or its designee a cash amount of $40,000,000 (the “Parent Expenses”), by wire transfer (to an account designated by Parent) in immediately available funds, within one Business Day after such termination, for the fees and expenses incurred by or on behalf of Parent or Merger Sub in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and any filings or submissions in connection with the Merger and the other transactions contemplated hereby; provided, that the reimbursement by or on behalf of the Company of the Parent Expenses shall not relieve the Company of any obligation to pay the Termination Fee pursuant to Section 8.3(a), except to the extent specified in Section 8.3(a).

(f) Each of the Parties hereto acknowledges that neither payment of the Termination Fee nor reimbursement of the Parent Expenses is intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Termination Fee or the Parent Expenses are due and payable or reimburseable, as applicable, and which do not involve fraud or Willful Breach of this Agreement, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 8.3, then (i) the Company shall reimburse Parent and its designee for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent or its designee interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent.

(g) Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives) (in each case, with respect to such stockholders, Affiliates, officers, directors, employees and Representatives, prior to the Closing of the Merger) hereby waives any rights or claims against any Debt Financing Source (in their capacity as such) in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise. In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source (in their capacity as such) shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, stockholders, Affiliates, officers, directors, employees and Representatives (in each case, with respect to such stockholders, Affiliates, officers, directors, employees and Representatives, prior to the Closing of the Merger) in connection with this Agreement or the Financing or the transactions contemplated thereby.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 9.2 Expenses. Except as set forth in Section 6.12, Section 6.13 and Section 8.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the Party incurring or required to incur such expenses.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 9.5 Jurisdiction; Specific Enforcement.

(a) Each of the parties hereto irrevocably agrees that it shall bring any proceeding in respect of any claim arising out of or related to this Agreement and the rights and obligations arising in connection herewith, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns (“Actions”), exclusively in (i) the Delaware Court of Chancery in and for New Castle County, (ii) in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or other proceeding, the Delaware Superior Court, (iii) in the event (but only in the event) such courts identified in clauses (i) or (ii) do not have subject matter jurisdiction over such suit, action or other proceeding, the United States District Court for the District of Delaware or (iv) in the event (but only in the event) such courts identified in clauses (i), (ii) and (iii) do not have subject matter jurisdiction over such suit, action or other proceeding, any other Delaware state court (the “Chosen Courts”), and solely in connection with Actions (A) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 9.5(a) and any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (C) irrevocably submits to the exclusive venue of any such Action in the Chosen Courts and waives any objection to laying venue in any such Action in the Chosen Courts and (D) waives any objection that the Chosen Courts are an inconvenient forum, do not have jurisdiction over any party hereto or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each of the parties and may be enforced in any other courts the jurisdiction of which each of the parties is or may be subject, by suit upon such judgment. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.7 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(b) The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Chosen Courts, and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 8.3. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5; and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) Anything herein to the contrary notwithstanding, each of the Parties to this Agreement agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Debt Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or advisors (in each case in their capacity as a Debt Financing Source or such a director, officer, general or limited partner, stockholder, member, manager, controlling person, affiliate, employee or advisor of a Debt Financing Source), in each case, that are not parties hereto, in any way relating to this Agreement or the Merger, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Commercial Court of Paris (Tribunal de Commerce de Paris) and (ii) any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, shall be governed by the laws of France.

Section 9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING).

Section 9.7 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent if sent by email or facsimile to the Party to be notified; provided, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 9.7 and

(ii) either (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 9.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or facsimile or any other method described in this Section 9.7; or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

If to Parent or Merger Sub, to:

Danone S.A.
17 Boulevard Haussmann
75009 Paris
France
Facsimile:	+33 1 44 35 25 00
Attention:	Alison Hughes
Email:	alison.hughes@danone.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Joshua R. Cammaker
DongJu Song
Email:	JRCammaker@wlrk.com
DSong@wlrk.com

If to the Company, to:

The WhiteWave Foods Company
1225 Seventeenth Street, Suite 1000 Denver, Colorado 80202
Facsimile:	(303) 635-5108
Attention:	Roger Theodoredis, General Counsel
Email:	roger.theodoredis@whitewave.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square New York, New York 10036-6522
Facsimile:	(212) 735-2000
Attention:	Stephen F. Arcano Timothy M. Fesenmyer
Email:	stephen.arcano@skadden.com
timothy.fesenmyer@skadden.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, that such notification shall only be effective on the date specified in such notice or three Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties; provided, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent upon prior written notice to the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 9.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the Parties hereto.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent, and Merger Sub; provided, that this proviso to this Section 9.11 and Sections 8.3(g), 9.4, 9.5(c), 9.6 and 9.13 may not be amended or waived in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources that are party to a commitment letter with Parent (such consent not to be unreasonably withheld, conditioned or delayed). At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent not prohibited by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. The foregoing notwithstanding, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 6.9, this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The foregoing notwithstanding, each Debt Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Section 8.3(g), Section 9.4, Section 9.5(c), Section 9.6, the proviso to the first sentence of Section 9.11 and this Section 9.13, and each Debt Financing Source may enforce such provisions.

Section 9.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

THE WHITEWAVE FOODS COMPANY

By:	/s/ Gregg Engles
	Name:	Gregg Engles
	Title:	Chairman & CEO

[Signature Page to Agreement and Plan of Merger]

DANONE S.A.

By:	/s/ Emmanuel Faber
	Name:	Emmanuel Faber
	Title:	Chief Executive Officer

JULY MERGER SUB INC.

By:	/s/ Nadia Ben-Salem Nicolas
	Name:	Nadia Ben-Salem Nicolas
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]